Zeus Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVIES

Net Income (Loss)	$	(16,313)
Adjustments to reconcile net loss to net cash used in		
operating activities:		
Changes in assets and liabilities:		
(Increase) decrease in:		
Commissions receivable		(1,876)
Prepaid Expenses		(357)
Increase (decrease) in:		
Commissions payable		1,500
Accounts payable and accrued expenses		333
Net cash used in operating activities		(16,713)

CASH USED IN FINANCING

Capital Contirbutions		19,055
NET INCREASE IN CASH		2,342
Cash, beginning of year		295
Cash, end of year	$	2,637

SUPPLEMANTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for interest	$	-
Cash paid during the year for taxes	$	25

See accompanying notes to financial statements